                                               Filed by Aspect Development, Inc.
                       Pursuant to Rule 425 under the Securities Act of 1933 and Deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

         Subject Company: Aspect Development, Inc. Commission File No: 000-20749



      Information Presented on the Homepage for Aspect Development, Inc.,
               Including Hyperlinks to Websites with Information
             Regarding Aspect's Merger with i2 Technologies, Inc.
                                March 23, 2000



A B2B Powerhouse is Born!
-------------------------
Largest Merger in History of Software Industry Creates B2B Marketplace
----------------------------------------------------------------------
Powerhouse
----------
[Hyperlink to:  http://www.aspectdv.com/news/press2000/i2aspect.html]
- Press Release


i2, Aspect Development Announce Largest Merger in History of Software Industry; $9.3 Billion Stock Transaction Creates B2B Marketplace Powerhouse

DALLAS, Texas and MOUNTAIN VIEW, Calif., March 13 /PRNewswire/ -- i2 Technologies, Inc. (Nasdaq: ITWO -news), the leading provider of intelligent eBusiness solutions, and Aspect Development, Inc. (Nasdaq: ASDV - news), the global leader in collaborative solutions for business-to-business (B2B) marketplaces, today announced a definitive agreement to merge. The $9.3 billion stock-for-stock deal is the largest in the history of the software industry. It combines the strengths of two companies with proven track records to expand the TradeMatrix(TM) B2B marketplace solution and rapidly deliver best-of-breed eCommerce content, product design collaboration and direct procurement.

The company estimates that the combined revenues of i2 and Aspect in 2000 will make it the largest provider of software and content for B2B. With 4,000 employees and a research and development budget of nearly $1 million per business day, the combined company has by far the largest base of technology and expertise to meet customers' needs and expectations.

Under the agreement, i2 will acquire all of the outstanding stock and stock options of Aspect. Each outstanding share of Aspect will be exchanged at a ratio of .55 share of i2 common stock for each share of Aspect stock, taking into account Aspect's 2 for 1 stock split that became effective today. The exchange ratio represents a 35 percent premium to Aspect's closing stock price on March 10, 2000. Aspect shareholders will own approximately 18 percent of the combined company. For the transaction, i2 will issue or reserve for issuance approximately 44.9 million shares of i2 common stock. Based upon i2's closing price on March 10, the total value of the transaction is approximately $9.3 billion, taking into account all outstanding stock and stock options of Aspect.

                                       1.

At closing, Aspect will become a subsidiary of i2 with Romesh Wadhwani, Aspect chairman and CEO, becoming vice chairman of i2 and a member of i2's Board of Directors.

"The merger will create a B2B marketplace powerhouse with unmatched solution breadth and depth of functionality, unparalleled content, and a laser-focus on value creation," said Sanjiv Sidhu, chairman and CEO, i2. "Already, the two companies have delivered $10 billion in value to customers."

In addition, i2 entered into a definitive agreement to acquire Supplybase Inc., a leading provider of solutions for web-based product design and sourcing of custom parts and assemblies. Supplybase delivers content about more than 100,000 suppliers. Under the agreement, i2 will issue or reserve for issuance approximately 1.8 million shares of i2 common stock, valued at approximately $380 million, for all of the outstanding stock and stock options of Supplybase.

The transactions are expected to be neutral to 2000 cash earnings and accretive to 2001 cash earnings.

Merger Builds on Common Vision and Extends TradeMatrix Solution

i2, Aspect and Supplybase share a common vision for the next generation of eMarketplaces. TradeMatrix provides a complete solution for marketplaces that spans all of the important B2B processes, from product design, to procurement, planning, fulfillment, delivery, and customer care. As a result of the merger the expanded solution will enable intelligent commerce in direct materials used in making products as well as equipment and supplies used to keep plants running. The increased functionality, from design collaboration to strategic sourcing for direct materials will help trading partners reduce their inefficiencies by leveraging combined spend, collaborating in product development and eliminating excess inventory.

"These deals advance i2's aggressive strategy to accelerate the development of solutions that will continually increase value to TradeMatrix users from concept to customer," said Sanjiv Sidhu, i2 chairman and CEO. "The integration of these three best-of-breed companies will multiply the value of eProcurement." "Our combined company has the most complete vision for the eMarketplaces," said Romesh Wadhwani, Aspect chairman and CEO. "We have the scale that global trading partners need and the best B2B technology platform available today."

Aspect is the established market leader for design collaboration, direct procurement and content, enabling companies to effectively manage the mission-critical parts and supplies used in design and operations, which represents approximately 75 percent of the procurement spend. Aspect's eCommerce content provides information on more than 17 million standard products and supplies used in business today which is collected and maintained in an easy-to-search database and has effectively become the 'fuel' for e-Commerce. This rich content solution enables companies to quickly find the right materials and supplies, at the right price and time, to run their businesses effectively.

                                       2.

"Customers are the big winners in this merger," said Dennis Stradford, CEO, Supplybase. "We think customers will want to make our platform their standard for B2B."

Customers of the combined company represent 400 of the world's largest manufacturers and $4 trillion in planned purchases in such industries as high-tech, automotive and industrial equipment, aerospace and defense, chemical, consumer goods and retail, electronics and utilities.

 Together the companies will:
 -- Help companies reduce their spending on direct components used in products and indirect materials and supplies.
 -- Enable companies to increase revenues through faster development of new products by enhancing collaboration inside the enterprise and with trading partners.
 -- Allow customers to rapidly search for and compare parts and components from the world's largest repository of 17 million products and more that 100,000 suppliers, promoting part/design re-use and allowing manufacturers to consolidate suppliers.
 -- Help businesses work more intelligently with their partners, suppliers, service suppliers and customers to conduct business together in real time, and to make more profitable decisions by effectively managing all their business processes including procurement, fulfillment, product development, and customer care.
 -- Expand their sales force and direct channel.
 -- Accelerate innovation in B2B and business-to-consumer (B2C) eCommerce development.


The merger with Aspect will be accounted for as a purchase transaction and is expected to be tax-free to Aspect's shareholders. The agreement has been unanimously approved by both companies' Boards of Directors and is subject to approval by both i2 and Aspect shareholders. Certain of the officers and directors of both companies have agreed to vote their shares in favor of the transaction. The closing of the transaction is subject to customary conditions, including obtaining necessary regulatory approvals.

The acquisition of Supplybase will be accounted for as a purchase transaction and is expected to be tax-free to Supplybase's shareholders. The agreement is subject to approval by Supplybase's shareholders; however, certain of Supplybase's officers and directors have agreed to vote their shares in favor of the transaction. The closing of the transaction is subject to customary conditions.

The transactions will result in substantial one-time charges along with ongoing substantial amortization of intangibles.

About i2

i2 is the leading global provider of intelligent eBusiness solutions. Founded in 1988, i2's vision is to add $50 billion of value for its customers by the year 2005. i2 is headquartered in Dallas, has

                                       3.

approximately 3,000 employees and maintains offices worldwide. For additional information, visit i2 at www.i2.com.

TradeMatrix is a comprehensive electronic business solution that enables companies to deploy business-to-business and business-to-consumer portals. TradeMatrix offers the broadest spectrum of solutions and hosted services available including procurement, commerce, fulfillment, customer care, retail, planning and product development enabling customers, partners, suppliers and service providers to conduct business in real-time.

TradeMatrix services and marketplaces are powered by i2's advanced optimization and execution capabilities for improved decision-making.

NOTE: i2 is a registered trademark of i2 Technologies, Inc. TradeMatrix is a service mark of i2 Technologies, Inc.

About Aspect Development

Aspect, headquartered in Mountain View, CA, is the leading global provider of collaborative solutions for business-to-business B2B eCommerce and inbound supply for the enterprise and its trading partners. Aspect solutions provide decision support and content for procurement, product development, operations, eCommerce, and marketplaces. Aspect delivers the largest value proposition of any B2B eCommerce solution by reducing production and non-production/MRO spend and increasing revenue and market share by accelerating new product introduction. More than 180 of the world's largest companies, with combined annual revenue of $1 trillion and $500 billion in annual inbound supply spend, are all customers of Aspect. For further information on Aspect, visit at www.aspectdv.com.

About Supplybase

Supplybase, headquartered in San Francisco, CA, is the leader in providing web-based solutions that integrate products, content, and services to optimize the development and sourcing of customer parts and assemblies. Supplybase customers include high-tech manufacturers of computer systems and peripherals, electronics, medical devices, and telecommunications systems. For more information, visit http://www.supplybase.com.

Additional Information and Where to find It

i2 Technologies plans to file a Registration Statement on SEC Form S-4 in connection with the merger, and i2 and Aspect expect to mail a Joint Proxy Statement/Prospectus to stockholders of i2 and Aspect containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about i2, Aspect, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at http//www.sec.gov. Free copies of the Joint Proxy
Statement/Prospectus and these other documents may also be obtained from Aspect by directing a

                                       4.

request through the Investors Relations portion of Aspect's website at http//www.aspectdv.com or by mail to Aspect Development, Inc., 1395 Charleston Rd., Mountain View, CA 94043, attention: Investor Relations, telephone: 650-428-2700.

In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, i2 and Aspect file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by i2 or Aspect at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. i2's and Aspect's filings with the Commission are also available to the public form commercial document-retrieval services and at the Web site maintained by the Commission at http://www.sec.gov.

Aspect, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Aspect stockholders in favor of the adoption of the merger agreement. A description of any interests that Aspect's directors and executive officers have in the merger will be available in the Joint Proxy Statement/Prospectus.

Cautionary Language:

This news release contains forward-looking statements that involve risks and uncertainties that could cause actual results or outcomes to differ materially from those contemplated by the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, risks relating to the consummation of the contemplated merger, including the risk that required regulatory clearances or stockholder approval might not be obtained in a timely manner or at all. In addition, statements in this press release relating to the expected benefits of the contemplated mergers are subject to risks relating to the timing and successful completion of technology and product development efforts, integration of the technologies and businesses of i2, Aspect and Supplybase, unanticipated expenditures, changing relationships with customers, suppliers and strategic partners and other factors described in the most recent Form 10-Q, most recent Form 10-K and other periodic reports filed by i2 and Aspect, with the Securities and Exchange Commission.

--------------------------------------------------------------------------------

Information Week - Aspect Deal Continues i2's Push Into E-Commerce
                  ------------------------------------------------
                   [Hyperlink to: http:\\www.informationweek.com]

INFORMATION WEEK
Aspect Deal Continues i2's Push Into E-Commerce $9.3 billion acquisition positions supply-chain vendor as business-to-business commerce

By Alorie Gilbert
   --------------

                                       5.

i2 Technologies Inc. has long ruled the supply-chain planning software roost. But in a world driven by E-commerce, the vendor knows its position is precarious at best.

To stay relevant in the age of online marketplaces and Internet-driven procurement, i2 last week spearheaded the largest software merger in history: a $9.3 billion all-stock deal with Aspect Development Corp., which sells software to help companies source and procure parts and supplies for product design and operations. The merger follows a move earlier this month in which i2 signed a $400 million deal with IBM and Ariba Inc. that lets IBM integrate and resell i2 and Ariba applications.

"They're really advancing themselves from a supply-chain vendor to a business-to-business E-commerce solution," says Tom Harwick, an analyst at Giga Information Group. He says i2's unique strength in the E-commerce equation is its understanding of the intricate relationships between companies and their suppliers, and of the flow of materials used to build finished products. That makes i2 one of the few application vendors able to go beyond online commerce for plant maintenance and office supplies--an area Ariba and Commerce One Inc. dominate--and facilitate the more-complex relationships required to produce goods.

By adding Ariba's online procurement system and Aspect's product-development suite to its E-business portfolio, called TradeMatrix, i2 says it has the business-to-business arena covered. "We own pretty much all the touch points to a customer," i2 president Greg Brady says.

Customers can mix and match TradeMatrix components (see chart), and either license the software or pay subscription and transaction fees for i2 to host it. In some cases, i2 and its customers--including the aerospace division of Honeywell, Toyota Motor USA, and apparel maker VF Corp.--become equity stakeholders in a marketplace. Brady says similar deals with Home Depot Inc. and Nike Corp. are in the works.

By teaming with Aspect, i2 can add another dimension to online commerce: tools that help companies decide what to buy and from whom to buy it. By providing a database of 17 million standard parts and supplies, Aspect, which will become a subsidiary of i2, adds content, an important dimension to Internet marketplaces. Also, i2 acquired startup Supplybase Inc. for $380 million in stock last week, gaining tools to streamline subcontracted manufacturing.

While analysts say the Aspect deal is a shrewd move for i2, it brings plenty of challenges. Aspect, for example, will have to rationalize its partnerships with i2 competitors such as SAP, which has rights to resell Aspect software. And i2 must prove it hasn't taken on more than it can manage.

Some i2 customers worry whether the vendor will stay focused on its core E-commerce capabilities, rather than expanding its alliances. But they also see a benefit to such relationships. "There should be economies of scale that let us use software like Aspect for less than if we were to purchase it ourselves," says Bill Dean, E-commerce project manager at Lucent Technologies Power Systems in Mesquite, Texas. The company is about to go live with a TradeMatrix pilot project that will let it share demand- forecast information and material requirements on the Internet with customers, contractors, suppliers, and distributors. "Today, we use E-mail and manual processes, which can

                                       6.

delay us for weeks," Dean says. "Collaboration over the Web will immediately improve accuracy, allowing us to better schedule production and commit to availability of manufactured product."

As software vendors announce marketplace deals at a dizzying pace, analysts say, some alliances are likely to crumble. For instance, i2 had signed on to participate in an automotive marketplace for General Motors, but when GM joined online forces with DaimlerChrysler and Ford last month, i2 took a backseat to Ford's partner, Oracle, which is taking a more-dominant role even though it doesn't have a supply-chain product available.

Still, i2 is pushing forward. Brady says the vendor's next targets are consumer-focused industries such as retail, packaged goods, and consumer electronics, and it plans to build hooks into other popular business-to-business trading exchanges, such as Ariba Network.

While i2 is building momentum, it has to be diligent about following through on its promises, analysts say. Some products the vendor acquired in the early '90s still aren't fully integrated with its supply-chain suite. "They're focused more on expanding their vision than integrating what they already have," Giga Group's Harwick says. "That means the solutions clients get are a subset of what they envisioned."

--------------------------------------------------------------------------------

Inter@ctive Week - i2 no longer a B2B me-too
                  --------------------------
                  [Hyperlink to:  http://www.zdnet.com/intweek/stories]


I2 No Longer A B2B Me-Too

By Mel Duvall, Inter@ctive Week
   ----------
March 20, 2000 7:46 AM ET

In a remarkably short period of time, Dallas-based i2 Technologies has vaulted from the position of an also-ran in the Internet marketplace race to being a clear front-runner.

Capping a month in which the company launched marketplaces in key industry sectors and formed a broad partnership with rival Ariba and IBM, i2 last week acquired Aspect Development for $9.3 billion. The goal, says i2's Chairman and Chief Executive Sanjiv Sidhu, is nothing less than to create a "B2B [business-to-business] commerce juggernaut."

"This combination offers us an unparalleled breadth and depth of capability," Sidhu says of the latest deal. "We will now be able to build marketplaces where businesses can collaborate with customers and collaborate with suppliers to design products right from the start."

A Big Deal

                                       7.

The transaction, which is expected to close in the third quarter, would be the largest software deal ever. The next largest is Computer Associates International's $4 billion bid to acquire Sterling Software, announced just last month.

In exchange for $9.3 billion in stock, i2 gains access to what has been described as the largest Internet-ready database of parts and their myriad attributes. Aspect maintains information on some 17 million parts from 100,000 suppliers in a variety of sectors.

Sidhu says that content will now be plugged into i2's TradeMatrix platform, a software architecture used to create Internet marketplaces in such industries as aerospace, agriculture, automotive and retail.

"Content enables the first step in Internet commerce - it's the fuel of B2B," says Romesh Wadhwani, Aspect's chairman and CEO. "For companies, it answers the question of what to buy, from where and at what prices."

To further boost its database of supplier content, i2 also announced that it has acquired Supplybase, a provider of Web-based software for sourcing custom parts. The deal was for $380 million in stock.

While industry analysts acknowledge that i2 paid a stiff price for Mountain View, Calif.-based Aspect, they applaud the move toward a more fully integrated B2B service offering.

Giga Information Group analyst Tom Harwick says it's another sign of the change that's taking place in the industry, from offerings that address one aspect of B2B commerce - such as corporate procurement - toward packages that encompass a product's entire life cycle.

"It really is a welcome step in the evolution of e-business," Harwick says. "This is the kind of integration that will allow companies to optimize the flow of products throughout their supply chains."

In the grand scheme of things, here's how the fully integrated offering would work:

     . A manufacturer could use the content from Aspect to find the best parts for a new or existing product - for example, a fan blade in a new engine.

     . Once a product's design is complete, the manufacturer could use i2's TradeMatrix platform to find the best price for the needed parts, using such mechanisms as catalogs, auctions and reverse auctions.

     . Through a partnership with Ariba and IBM, i2 plans to offer a more full-featured purchasing application for large corporations with big operating budgets.

     . I2's trademark supply chain management software would be used to track the availability of parts and the flow of products throughout the supply chain.

                                       8.

The agreement significantly raises i2's profile in the B2B commerce arena and puts the company on a level playing field with such industry favorites as Ariba, Commerce One and Oracle.

However, unlike Ariba and Commerce One, which are just beginning to record revenue in the millions of dollars, the merger of i2 and Aspect creates an enterprise with annual revenue approaching $1.5 billion. The companies also have installations at roughly 1,200 Fortune 2,000 companies.

I2 was formed in 1988 by Sidhu, then a software engineer at Texas Instruments. He had a vision of how software could be used to coordinate the flow of goods and materials throughout the manufacturing process, so that manufacturers and suppliers could reduce inventories and cut costs.

I2 became locked in a two-way race with Manugistics Group for leadership of the new class of software, known as supply chain management, and by early 1999 i2 had begun to clearly outpace its rival. The company's position was boosted by its early recognition of the importance the Internet would play in intercompany transactions.

Gregory Brady, i2's president, says that's a realization that the giant Enterprise Resource Planning (ERP) companies were slow to capitalize on, and has ultimately led to their falling out of favor in the market.

"The older ERP systems allow you to only work within the four walls of a company," Brady says. "The Internet allows you to get a global view. If you rely on partners to supply parts for the products that you make, you can plan and get a view into their operations. The old ERP guys are trying to convince the market that an ERP system is a B2B system - but that's just hype."

Birds Of A Feather

With Aspect, i2 is essentially acquiring a company with a similar technology and strategic vision. Brady says i2 is following a path that Cisco Systems used to achieve its market dominance: Find a complementary technology and buy it using a strong stock price.

In the past year, i2's stock price has increased by close to 900 percent, while Aspect's has shot up an equally impressive 700 percent.

On March 13, i2 closed at $191 per share; Aspect closed at slightly less than $97.

"We are moving closer to the Cisco model," Brady says. "We have an open architecture that, as we acquire companies, allows us to add features easily."

Aspect, which was founded in 1991, had already been working with i2 for six months to integrate its supplier content into i2's TradeMatrix platform. Aspect had also formed a partnership with Commerce One, and the companies say that partnership will continue under the new ownership.

Rich Williams, a financial analyst at Jeffries & Co., says he expects to see more of the front-runners in the marketplace race make similar acquisitions or alliances that will add supplier content to their

                                       9.

offerings. He says i2 will gain some efficiencies by combining Aspect's operations and sales force with its own, but that really wasn't a factor in the merger.

"Certainly they gain some important customers and can eliminate some overhead, but that's not what drove this," Williams says. "My sense is this is much more about integration and selling a vision to the market."

--------------------------------------------------------------------------------

CNBC Interview - i2 Technologies and CEO Sanjiv Sidhu and Aspect Development CEO
                ----------------------------------------------------------------
Romesh Wadhwani on the merger
-----------------------------
[Hyperlink to video clip of interview:
http://www.aspectdv.com/videos/cnbc0300.html]
[Hyperlink to transcript of video:
http://cnbcdowjones.com/msnbc/March__00/031300/transcripts/0313sida.html, and is also printed below]


CNBC- Market Watch
Interview With I2 Technologies Chairman And Ceo Sanjiv Sidhu And Aspect Development Chairman And Ceo Romesh Wadhwani
March 13, 2000

SUMMARY: i2 Technologies will buy Aspect Development for $9.3 billion in stock in what is the largest software deal ever. Sidhu comments on how much the B2B craze was a factor in this deal. Wadhwani comments on when the deal will officially close and when it will be accretive for the company.

Ted: As we've been telling you, i2 Technologies to acquire Aspect Development,
9.3 billion in stock. This transaction would be the largest software deal ever. Joining us now, Sanjiv Sidhu, Chairman and CEO of i2 Technologies and Romesh Wadhwani, Chairman and CEO of Aspect Development. Gentlemen, good morning.

Good morning.

Good morning.

Ted: Mr. Wadwhani, let me start off with you. Exactly what do your respective companies do?

Our company helps our customers reduce spend by helping them buy the right products from right suppliers at the right time and we also help increase revenues by building the right products and doing it in the fastest time frame so they can be most competitive. And we provide all of the decisions about software and the content that they need to be successful in delivering huge benefits.

Ted: Mr. Sidhu, B2B, business-to-business is hot. We have heard more and more about it of late. How much of this craze was a factor in you deciding to do this deal now?

                                      10.

Well, the opportunity that B2B marketplaces is what led to this merger. We believe that large value can be created by building the next generation marketplaces. Next generation marketplaces start all the way from designing product in collaboration with your customers, in collaboration with your suppliers, truly driving down sourcing costs, truly collaborating with logistic suppliers to deliver customer satisfaction.

Ted: What economies of scale do you get here?

Large economies of scale, I believe, that a product that costs 10 dollars in the market, in the future could cost two dollars, because of the efficiencies. What's really happened is that businesses have focused within their four walls, and pushed all inefficiencies out. Today, what we are finding is a new generation or off industrial revolution where the entire ecosystem will be brought up to new efficiency levels, to B2B e-commerce.

Ted: Let me ask you first all of when does deal close and second of all when is it expected this will be accretive for new entity?

The deal is expected to close in 90 to 120 days after it has gone through all the regulatory approvals. I believe it was announced at financial conference this morning, that it will be neutral on a cash earnings basis this year and accretive next year.

Ted: You are expecting shareholder approval?

I'm certainly expecting shareholder approval. I think it is a great day for shareholders.

Boards of both, why didn't you do strategic alliance decide to be acquired here?

We already have strategic alliance with i2 and I think we felt that customers were ready to put all of the weight behind a combination that would bring scale vision and complete capability. So, when you combine to companies together looking at 4,000 employees, almost 200 million dollars in R and D. Many of the world's largest companies several hundreds of them collective revenues perhaps four trillion dollars, collective spend half as much. So, in terms of scale, no one can match us in B2B. In terms of vision, the completeness of solution we provide can't be matched. We deliver five times the functionality of any alternative, my friend says 10 times the value. I completely agree with him. So, when you put all this together, effectively you've got de facto standard for B2B, and we would like to think every customer would want to talk to us about helping them with B2B solutions.

Ted: A pleasure to have you both here. We thank you. Good luck on this deal. Sanjiv Sidhu is Chairman and CEO of i2 Technologies, and Romesh Wadwhani is Chairman and CEO of Aspect Development.

--------------------------------------------------------------------------------

                                      11.

Financial Times - i2 in $9.3bn deal for Aspect [Hyperlink to:
                 -----------------------------
http://www.news.ft.com/ft]


i2 in $9.3bn deal for Aspect
By Tom Foremski in San Francisco - 14 Mar 2000 05:16GMT
   ------------

i2 Technologies, a leading provider of software for e-business, agreed on Monday to acquire Aspect Development in a stock swap deal valued at about $9.3bn.

The two companies said the combined entity would become the largest provider of software for business-to-business (B2B) electronic transactions and enable large online exchanges linking customers and suppliers.

A key motivation for the merger is the ability to better compete against Oracle, the leading US software group, which has recently become involved in building several substantial online market exchanges.

"The business-to-business market is on fire. We are at the cusp of the next major industrial revolution, which will eliminate inefficiencies and add huge value to our customers," said Sanjiv Sidhu, chairman and chief executive of i2.

The combined entity has no overlap in products and will be far ahead of any competitor, said Romesh Wadhwani, chairman and CEO of Aspect.

"You can look at our competition in terms of hype or reality. If hype is the determining factor, then Oracle is our closest competitor. In reality, we don't consider that we have anybody that comes close," Mr Wadhwani said.

Oracle has managed to win some high profile deals for large electronic markets.

The company announced on March 8 an online exchange it is building with Chevron and Wal-Mart. This followed a deal announced on February 25 with General Motors, Ford Motor and DaimlerChrysler to create a massive online supplier exchange.

Such B2B online exchanges use the internet to link suppliers with customers and potentially offer very large procurement cost savings.

It is a market that has become the focus of several emerging software companies such as Ariba and Commerce One.

Under the terms of the agreement, i2 will exchange 0.55 of its common shares for each share of Aspect. The deal values Aspect at a 35 per cent premium to its Friday close.

The share price of i2 dropped to $180 3/8, down $27 5/8, on news of the deal before recovering to $191 1/2 in mid-session on Monday. Aspect shares were up about 14 per cent or $11 3/4 to $96 3/4 at mid-day.
--------------------------------------------------------------------------------

                                      12.

THE DAY AHEAD: Girth is golden in the B2B market
------------------------------------------------
[Hyperlink to:  http://www.zdii.com/industry_list]
Inter@ctive Investor, March 13, 2000


ZD Net Interactive Investor
March 14, 2000 7:31am

THE DAY AHEAD: Girth is golden in the B2B market
By Larry Dignan ZDII
   ------------

The $9.3 billion merger of i2 Technologies (Nasdaq: ITWO) and Aspect Development (Nasdaq: ASDV) highlights one of the emerging commandments of business-to-business e-commerce -- girth is golden.

Once you peel away all the pyrotechnics about "the largest in the history of the software industry," this merger is really about being big in terms of employees and revenue. Although economies of scale and complementary products have something to do with the deal, i2 really wants to be viewed as a big fish. When you're big, you can attract those big, old economy customers.

The actual price tag of the i2-Aspect deal is almost irrelevant because both companies are playing with inflated currency -- both i2 and Aspect shares are up more than 700 percent in the last six months.

I2 said it expects to be the largest provider of software and content for B2B in terms of revenue. I2 and Aspect had combined 1999 revenue of $666 million.

"The companies we compete with are generally larger, just in terms of sheer scale. But what we've got here is, we now have 4,000 people focused on one thing, which is B2B e-commerce," said Bob Evans, president of Aspect, in an interview with ZDII.

The B2B sector is expected to hit $1.5 trillion by 2003, and there are tons of development stage firms competing to link customers up with their partners and suppliers.

Sounds exciting, but B2B customers may be skittish about the latest startup on the block. And they sure don't want to hear about your inflated market capitalization. The B2B crowd is more established and wants a track record -- that means companies like IBM (NYSE: IBM) and Oracle (Nasdaq: ORCL) have an edge.

The solution? Smaller B2B players have to get big quickly either through acquisitions or alliances. That's where the i2 and Aspect merger comes in.

I2, which was already landing some key pacts with blue-chip customers, can now say to a customer, "Hey, we're big and getting bigger. We can meet your needs."

                                      13.

A company with 400 employees can make the same pitch, but expect industry titans to be wary.

Girth is in. And the examples of the trend are plentiful.

Last week, IBM teamed up with Ariba (Nasdaq: ARBA) and i2 to deliver an end-to-end B2B package. Under the alliance, IBM bought a stake in Ariba and i2. The three companies will also integrate their marketing and support and resell each other's software.

IBM gets to resell Ariba and i2 software, and Ariba and i2 can say they hang out with Big Blue. Don't be surprised if IBM winds up owning one of its two most recent partners.

Ariba has been working feverishly to align itself with blue-chip brands, most recently Dell Computer (Nasdaq: DELL).

The "size matters" flag is being also being waved with a lot of success by Oracle. Oracle last week said it will join with Chevron and a division of Wal-Mart to create an online marketplace for the convenience store industry.

Oracle also wiggled its way into an auto part auction network created by Ford Motor Co., General Motors Corp. and DaimlerChrysler AG. The network will move $250 billion worth of parts each year.

Commerce One (Nasdaq: CMRC), partnered with GM, was well-positioned in the deal, but must get along with Oracle, which is partnered with Ford. The Big Three automakers are driving this B2B ship.

Oracle has also teamed with Sears, Roebuck & Co. and Carrefour Supermarche, two of the world's largest retailers, on an online retail exchange.

What's Oracle's biggest advantage? Size. Customers know a lot more about Oracle than they do a company like FreeMarkets (Nasdaq: FMKT) or Ariba.

In the B2B world, girth is golden if you want to win the business of those old economy giants. Expect more mergers like i2 and Aspect.

--------------------------------------------------------------------------------

Software Deals Boost Online Markets
-----------------------------------
[Hyperlink to:  http://www.mercurycenter.com/business]
San Jose Mercury News, March 13, 2000


San Jose Mercury News
Posted at 12:24 a.m. PST Tuesday, March 14, 2000

                                      14.

Software deals boost online markets

By Cecilia Kang
   ------------
Mercury News Staff Writer

Software maker i2 Technologies Inc. stepped up the race to build online marketplaces for businesses Monday with two acquisitions aimed at creating a powerhouse in the business-to-business software market.

Dallas-based i2 acquired Aspect Development Inc. of Mountain View for $9.3 billion in stock, beefing up its portfolio of products that link manufacturers with suppliers to trade goods, supply raw materials and manage inventory. The deal is the largest acquisition of a software company by dollar value, analysts said.

Also Monday, i2 said it will buy privately held Supplybase Inc. for 1.8 million shares in a deal valued around $380 million. Supplybase's software lets companies collaborate online with their suppliers on designing parts.

"Our strategy is to be the one-stop shop for people who are setting up B-to-B ecosystems," said i2 Chief Executive Sanjiv Sidhu.

i2 sells software that allows manufacturers to track the availability of parts from suppliers, helping them better plan for production and eliminate excess inventory that can result in added costs. Called supply-chain management software, i2's product line is considered a "sweet spot" in business-to-business e-commerce, promising huge savings for companies.

Aspect's contribution

Aspect's technology, which complements i2's software, allows suppliers and their customers to collaborate on product design, a common practice in the manufacturing industry. Aspect also provides availability and pricing information on 17 million industrial parts from 7,000 suppliers.

"With our complementary solutions, we feel most companies will want to talk to us before they make any decision on their B-to-B strategy," said Aspect CEO Romesh Wadhwani. "In fact, they will want to buy from us."

Under the Aspect deal, i2 will swap 0.55 share of its stock for each share of Aspect, after accounting for Aspect's two-for-one stock split, which took effect Monday.

Stockholders of i2 responded negatively to the deal, sending the shares down 8 percent to $191.19. Aspect's stock gained 13.9 percent to $96.81.

Sidhu said i2 and Aspect's technologies focus on the transactions involving direct goods -- such as customized car parts used directly in making an automobile. According to i2, companies spend around 75 percent of their supply budget on direct goods with the remaining 25 percent spent on products like pencils and chairs that aren't directly related to manufacturing but are necessary to run the daily operations of a business.

                                      15.

Ariba Inc. is seen as the leading software provider for online marketplaces of indirect goods, and i2 last week struck an alliance with Ariba and IBM to help supply the whole range of goods to customers.

Wadhwani will become vice chairman of i2 and a member of i2's board of directors. Wadhwani said he and Aspect's employees will remain in their Mountain View headquarters after the merger.

Combined, Aspect and i2 will have annual revenues of nearly $700 million, 4,000 employees and a research and development budget of more than $200 million, the companies said.

"What this does is raise i2's profile as a leading B-to-B supplier," said Dave Moy, an equity analyst at Chapman Co. in Baltimore. "And what all participants in the B-to-B marketplace have to consider is how to gain visibility."

Bert Hochfeld, an analyst at Josephthal & Co. in New York, said the deal makes sense because the two companies have collaborated on projects since last October.

What rivals offer

He said rival software companies in the online business-to-business market offer strong auction and procurement capabilities, but no one else offers an expertise in supply-chain management.

"When it comes to the exchange of direct materials, if you don't buy from i2, you are being self-destructive," said Hochfeld.

Software makers have been rushing to join hands with manufacturing giants, announcing scores of partnerships in the last few weeks.

On Monday, Dell Computer Corp. said it would use Ariba's technology to create a marketplace for its small and medium-sized customers to buy and sell Dell's computer products. American Express also announced it would collaborate with Ariba to develop an online payment processing system for all the new online business exchanges.

Analysts predict that the future rewards of online exchanges will be enormous, with some $2.7 trillion in transactions expected to go through online marketplaces by 2004.

Software providers can win revenue from license fees for their technology as well as transaction fees charged on the online exchanges.

The biggest exchange was announced last month, when Oracle Corp. and Commerce One Inc. announced that they were teaming up with Ford Motor Co., General Motors Corp. and DaimlerChrysler AG to create an online auto parts exchange to handle as much as $800 billion a year in transactions.

Wadhwani said rival Oracle won't be able to win the battle for online marketplaces.

                                      16.

"Enterprise resource management companies like Oracle base their technology on internal requirements of an enterprise rather than external requirements of a marketplace where many companies have to work together and collaborate with each other," said Wadhwani.

--------------------------------------------------------------------------------

i2 Broadens Online Commerce Vision With Aspect Acquisition
-----------------------------------------------------------
[Hyperlink to:  http://www.informationweek.com/story]
Information Week, March 13, 2000


Information Week Online Newsflash
March 13, 2000

i2 Broadens Online Commerce Vision With Aspect Acquisition

Two high-flying software companies, i2 Technologies Inc. and Aspect Development Inc., revealed their intention to join forces today in a bid to bring a new dimension to online commerce--tools that help companies decide what to buy and from whom to buy it.

The $9.3 billion all-stock deal, the largest software merger ever, combines two technology vendors with a common goal of facilitating business-to-business E-commerce. I2 Technologies, the market leader in supply-chain management software, provides the software platform for several online marketplaces through a set of E-commerce products and services called TradeMatrix. Since launching TradeMatrix last fall, the company has struck deals with Toyota, the aerospace division of Honeywell, and apparel maker VF Corp. to build trading exchanges for their industries.

Aspect, which will become a subsidiary of i2, provides software that helps manufacturers decide which parts and components to procure for building products based on design specifications. Providing a database of 17 million standard parts and supplies, Aspect says it adds an important dimension to Internet marketplaces--content. "This deal further ratifies that content is increasingly becoming an important part of E-commerce and online trading exchanges," Gartner Group analyst Dave Burdick says. "Companies needs tools to make better business decisions, not just execute the those decisions."

While observers agree the deal is complementary, it brings up some sticking points for both companies. Aspect, for example, will have to rationalize partnerships with i2 competitors such as enterprise resource planning provider SAP, which has rights to resell Aspect software. For i2, the challenge will be to ensure it hasn't bitten off more than it can chew. Last week, the company announced a reseller agreement with Ariba Inc. and IBM, and today it acquired another company, Supplybase Inc., for $380 million in stock. "I2 has been absorbing a lot of companies," Burdick says. "Executing against these is going to be a challenge, as all mergers and acquisitions are."

Alorie Gilbert
--------------
--------------------------------------------------------------------------------

                                      17.

i2 Technologies buys Aspect Development in $9.3 billion deal
------------------------------------------------------------
[Hyperlink to:  http://yahoo.cnet.com/news/0-1008-200-
1570345.html?pt.yfin.cat_fin.txt.net]
CNET, March 13, 2000


CNET News.com
i2 Technologies buys Aspect Development in $9.3 billion deal
By Erich Luening
   -------------
Staff Writer, CNET News.com
March 13, 2000, 9:40 a.m. PT

UPDATE Software maker i2 Technologies today made two acquisitions intended to jump-start its push into the business-to-business e-commerce market.

i2 plans to buy Aspect Development, a competing maker of business-to-business software, for $9.3 billion in what may be the largest merger ever in the software industry, the companies said today.

Under the terms of the stock-for-stock deal, the companies will combine their business-to-business (B2B) technologies and services to expand the i2 TradeMatrix marketplace. TradeMatrix provides technology and services that deliver e-commerce content, product design and direct procurement software, the companies said in a statement.

i2 was down $18, or 9 percent, at $190, while Aspect climbed $11.75, or 14 percent, to $96.75 on news of the deal.

Tom Harwick, an analyst with Giga Information Group, said today's news is no surprise. This is the natural evolution of the companies' relationship, which includes an equity investment by i2 in Aspect, collaboration on projects during the last six months, and joint marketing deals, said Harwick.

"This is a good move. Aspect provides component supply-management techonology, which gives developers the ability to design their products for better movement through the supply chain. This is real good for i2 customers," Harwick said.

The move is also telling of i2's focus. "This means i2 is getting serious about direct individual procurement," said Laurie Orlov, an analyst with Forrester. "If you couple this with its partnerships with IBM and Ariba, where it gets services and consulting from IBM and a strong procurement platform from Ariba, you get a full...business-to-business procurement package now, where Aspect provides the content and catalog-aggregation technology."

The acquisition is the latest in a string of deals in the growing market for software and services that connect companies with their suppliers and customers. Last week, Internet Capital Group, a venture firm that invests in Web companies, said it would buy a majority stake in privately held software firm RightWorks for $657 million to fortify its position as a leading provider of online marketplaces.

                                      18.

Greg Brady, president of i2 Technologies, said the acquisition of Aspect will help bulk up its technology and services for its TradeMatrix customers. "We're trying to deploy a whole set of services. Aspect is a very good fit because they are very strong in strategic sourcing. This will give our customers a complete e-procurement package. They will also provide us with content. The company has a database of 17 million items and components. This helps customers to know what to buy and who to buy it from."

i2 also said it will buy Supplybase, a provider of technology for Web-based product design and detailing of custom parts and assemblies, the company said today.

Supplybase delivers content about more than 100,000 suppliers. Under the agreement, i2 will issue or reserve for issuance approximately 1.8 million shares of i2 common stock, valued at approximately $380 million, for all of the outstanding stock and stock options of Supplybase.

i2 will exchange 0.55 share for each Aspect share after Aspect's 2-for-1 stock split, the companies said. Aspect shares were expected to start trading on a post-split basis today.

Aspect shareholders will own approximately 18 percent of the combined company, which will employ about 4000 people.

Founded in 1988, i2 is a provider of business-to-business and business-to-consumer software.

Aspect, headquartered in Mountain View, Calif., provides collaborative software for business-to-business marketplaces, which allow business partners and suppliers to do online transactions.

--------------------------------------------------------------------------------

CBS MarketWatch i2 buying Aspect in $9.3 billion deal
-----------------------------------------------------
[Hyperlink to:
http://cbs.marketwatch.com/archive/20000313/news/current/itwo.htx]
CBS MarketWatch, March 13, 2000


I2 buying Aspect in $9.3 billion deal
By Steve Gelsi, CBS MarketWatch
   -----------
Last Update: 11:35 AM ET Mar 13, 2000

DALLAS, Texas (CBS.MW) -- Shares of I2 Technologies lost 11 percent Monday after the company said it's buying Aspect Development for $9.3 billion in a business-to-business technology deal hailed as the largest transaction ever in the software business.

Shares of I2 fell 22 7/8 to 185 1/8 in recent trading. Meanwhile, Aspect gained
8.9 percent, or 7 9/16, to 92 9/16.

I2 Technologies (ITWO: news, msgs) will pay $114.40 per share for Aspect (ASDV: news, msgs), a 35 percent premium over its Friday closing price, taking into account a 2-for-1 split which became

                                      19.

effective.

Mountain View, Calif.-based Aspect Development and I2 said their combined revenue will make it the largest provider of software and content for business-to-business.

"With 4,000 employees and a research and development budget of nearly $1 million per business day, the combined company has by far the largest base of technology and expertise to meet customers' needs and expectations," the companies said in a press release.

Aspect shareholders will get 0.55 shares of I2 common stock for each Aspect share.

Aspect shareholders will own about 18 percent of the combined company.

I2 will issue about 44.9 million shares of common stock for the deal.

Aspect will become a subsidiary of I2 with Romesh Wadhwani, Aspect chairman and chief executive, becoming vice chairman of I2 and a member of I2's Board of Directors.

In a separate move, I2 will also issue 1.8 million shares to buy privately held supply content specialist Supplybase in a deal worth about $380 million.

The transactions are expected to be neutral to 2000 cash earnings and accretive to 2001 cash earnings, I2 said.

Customers of the combined company represent 400 of the world's largest manufacturers and $4 trillion in planned purchases in such industries as high-tech, automotive and industrial equipment, aerospace and defense, chemical, consumer goods and retail, electronics and utilities.

Steve Gelsi is an online reporter for CBS MarketWatch.

--------------------------------------------------------------------------------


i2 to Buy Aspect Development for $9.3 Billion
---------------------------------------------
[Hyperlink to:  http://dailynews.yahoo.com/h/nm/20000313/bs/tech_aspect_2.html]
Reuters, March 13, 2000


Monday March 13 11:57 AM ET
i2 to Buy Aspect Development for $9.3 Bln

NEW YORK (Reuters) - Software maker i2 Technologies Inc. (NasdaqNM:ITWO - news) plans to buy Aspect Development Inc. (NasdaqNM:ASDV - news), a competing maker of business-to-business software for e-commerce, for $9.3 billion in the largest merger ever in the software industry, the companies said on Monday.

                                      20.

Dallas-based i2 would exchange 0.55 share for each Aspect share outstanding after Aspect's two-for-one stock split, representing a 35 percent premium to Aspect's closing stock price on Friday after adjustment for the split, they said. Aspect's shares started trading on a post-split basis Monday.

The deal represents the latest merger in the burgeoning market for software and services that help businesses link suppliers with customers. Last month business software provider Computer Associates International Inc. (NYSE:CA - news) agreed to buy Sterling Software Inc. (NYSE:SSW - news) for $4 billion.

Just ahead of this merger, i2 last week struck a deal with software maker Ariba Inc. (NasdaqNM:ARBA - news) and International Business Machines Corp. (NYSE:IBM
- news), the world's biggest computer services provider, to help companies develop their own on-line systems for buying, selling, distribution and inventory management.

Shareholders of the Mountain View, Calif.-based Aspect, would own about 18 percent of the combined company. For the transaction, i2 plans to issue or reserve for issuance about 44.9 million shares of common stock.

The agreement has been approved by both companies' boards of directors and is subject to approval by both i2 and Aspect shareholders.

"The merger will create a business-to-business marketplace powerhouse with unmatched solution breadth and depth of functionality, unparalleled content, and a laser-focus on value creation," Sanjiv Sidhu, i2's founder, chairman and chief executive.

Sidhu said one of the key elements that made Aspect attractive was its large database of companies, which Aspect says includes 180 of the world's largest firms, as well as powerful search engine software for finding suppliers and buyers on-line.

Combined with i2's Tradematrix software for connecting businesses, Aspect's database and software would give the merged company's products "at least five times the functionality of any other B2B (business-to-business) platform," Sidhu said in a media conference call.

"Our technology allows them (companies) to buy the right part from the right supplier at the right price," said Aspect chairman and chief executive Romesh Wadhwani, who will become a vice chairman of i2 and a member of its board of directors.

Software from the merged company would also give customers the ability to collaborate in designing products with their suppliers and partners over computer networks, both CEOs said.

The deal would create a company with combined 2000 revenues making it the largest provider of software and content for the business-to-business market. The combined company would have 4,000 employees and a research and development budget of more than $200 million, the companies said. Aspect would become an i2 subsidiary.

                                      21.

Also on Monday, i2 said it entered into a definitive agreement to acquire privately held software and services provider Supplybase Inc. for another 1.8 million common shares, or about $380 million in stock.

Supplybase provides solutions for the Web-based product design and sourcing of custom parts and assemblies.

While the agreement must be approved by Supplybase's shareholders, some of its officers and directors have agreed to vote their shares in favor of the transaction, the companies said.

The transactions are expected to be neutral to 2000 cash earnings and accretive to 2001 cash earnings, and would result in substantial one-time charges along with ongoing substantial amortization of intangibles, the companies said.

                                      22.